                                                            EXHIBIT 99.12b25(c)


                    [LETTERHEAD OF MCGLADREY & PULLEN, LLP]


August 27, 1996


Mr. Thomas Mooney
President
Hi-Shear Technology Corp
24225 Garnier Street
Torrance, California 90505-5323

Dear Tom:

As we discussed on Monday, August 26, 1996, the Company's 10KSB filing is due to the SEC on Thursday, August 29, 1996. Also, based on those discussions and on the developments to date, the Company will not be able to provide us with sufficient information which will allow us to express an opinion on the Company's financial statements for the year ended May 31, 1996 by that date. Should you have any questions, please call us.

Sincerely,


/s/ LEROY DENNIS

Leroy Dennis, Partner



cc:  George Trahan, CFO
     Sidney Wing, Audit Committee
     Barry Falk, Jeffers, Wilson & Shaff